RIVERSOURCE SECTOR SERIES, INC. - FORM N-SAR EXHIBIT (SEMI 2007)

EXHIBIT 77D, POLICIES WITH RESPECT TO SECURITY INVESTMENT:

RiverSource Dividend Opportunity Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; investing in a company to control or manage it; and investments in debt securities. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.

RiverSource Real Estate Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; and buying on margin and selling short. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid; and the existing nonfundamental policy on foreign securities was revised to state, up to 25% of the fund's net assets may be invested in foreign investments.